SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13D-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             Vodavi Technology, Inc.
                             -----------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                   92857V 10 2
                                 --------------
                                 (CUSIP Number)

                                 In Keun, Chung
                    LG Information and Communications, Ltd.,
                          20 Yoido-dong, Youngdungpo-gu
                              Seoul, 150-721, Korea
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               September 30, 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 5 Pages)

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(1) The  remainder  of this  cover  page  shall be  filled  out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
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CUSIP NO. 92857V 10 2                                         PAGE 2 OF 5 PAGES
---------------------                                        -------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    LG INFORMATION & COMMUNICATIONS, LTD.
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    WC
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    Korea
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     812,500
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     -0-
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       812,500
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     -0-
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    812,500
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    18.7%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    CO
    --------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO. 92857V 10 2                                         PAGE 3 OF 5 PAGES
---------------------                                        -------------------

ITEM 1. SECURITY AND ISSUER

        Title of Class of Equity Security: Common Stock

        Principal Executive Offices of Issuer:

                  Vodavi Technology, Inc.
                  8300 East Raintree Drive
                  Scottsdale, Arizona  85260

ITEM 2. IDENTITY AND BACKGROUND

        (a) Name: LG Information & Communications, Ltd., a Korean corporation ("LGIC")

        (b) Business address:  20 Yoido-dong,  Youngdungpo-gu,  Seoul,  150-721,
            Korea

        (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

            LGIC manufactures, installs, maintains, and develops equipment utilized in telephone systems including exchanges, transmission, data network equipment, and terminals.

        (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case: None

        (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree, or final order: None

        (f) Citizenship: Korea

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     LGIC acquired the shares of the Issuer's Common Stock in connection with the acquisition of assets used in LGIC's business from LG Electronics, Inc. ("LGE"). LGIC paid $3.0625 per share (the closing price on June 30, 1998, as agreed to by LGE and LGIC), or an aggregate of $2,488,281.20, for the shares. The source of such funds was working capital.

ITEM 4. PURPOSE OF TRANSACTION

     LGIC holds the Issuer's Common Stock for investment purposes. The Issuer obtains certain of its telephone systems, commercial grade telephones and replacement parts for such telephones from LGIC. LGIC has no formal commitments to support the business or operations of the Issuer.

     (a) through (j) - Not Applicable

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CUSIP NO. 92857V 10 2                                         PAGE 4 OF 5 PAGES
---------------------                                        -------------------

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

        (a) The reporting person beneficially owns 812,500 shares of Common Stock representing approximately 18.7% of the Issuer's outstanding Common Stock.

        (b) Sole Power to Vote:     812,500 shares of Common Stock
            Shared Power to Vote:   None
            Sole Power to Dispose:  812,500 shares of Common Stock
            Shared Power to Vote:   None

        (c) The reporting person did not effect any transactions of the Issuer's Common Stock in the 60 days prior to the filing date of this
            Schedule 13D.

        (d) Not applicable.

        (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     In connection with the acquisition of assets from LGE, LGIC acquired LGE's rights under a stockholders' agreement with the Issuer, the Issuer's wholly owned subsidiary Vodavi Communications Systems, Inc. ("VCS"), Steven A. Sherman and Glenn R. Fitchet (former directors and officers of the Issuer), and certain other stockholders. The stockholders' agreement provides that, if at any time during the term of the stockholders' agreement the Issuer issues shares of Common Stock in a public offering or a private placement in an aggregate amount of 1% or more of the Issuer's issued and outstanding Common Stock, LGIC will have the right to purchase a sufficient number of shares being issued as may be required to enable it to maintain the percentage of ownership of Common Stock that it holds immediately prior to such sale or issuance. The purchase price to LGIC for such shares will be the public offering price per share in the case of a public offering or the price per share paid by purchasers in any private placement.

     Also pursuant to the terms of the stockholders' agreement, Mr. Sherman and Mr. Fitchet have agreed to vote their shares of Common Stock to elect as directors of the Issuer that number of persons designated by LGIC that comprises a percentage of the Board of Directors equal to LGIC's then percentage of ownership of the Issuer's Common Stock. In addition, as long as LGIC owns 8% or more of the outstanding Common Stock of the Issuer, those persons have agreed to vote their shares in favor of election of at least one designee of LGIC directors of LGIC, directors of any affiliate of LGIC, or other persons reasonably acceptable to the Issuer and the other parties to the stockholders' agreement. Unless LGIC consents in writing, no LGIC designee may be removed as a director of the Company, except for cause. The stockholders' agreement also requires the Issuer to employ one of the LGIC designees in a position and at such salary as is mutually agreed upon by the Issuer and LGIC. The stockholders' agreement also establishes the Board of Directors of VCS at four directors, of which two must be designees of LGIC, and provides that unless LGIC consents in writing, no LGIC designee to the Board of Directors of VCS may be removed, except for cause.

     Under the stockholders' agreement, 50,000 shares of the Issuer's Common Stock originally issued to Mr. Sherman are held in escrow, subject to LGIC's rights to claim those shares.

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CUSIP NO. 92857V 10 2                                         PAGE 5 OF 5 PAGES
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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     Exhibit 1 - Stockholders' Agreement among the Issuer, V Technology Holdings Corp., Goldstar Telecommunication Co., Ltd., The Sherman Group, The Opportunity Fund, Steven A. Sherman, and Glenn R. Fitchet, dated March 28, 1994, and Amendment Agreement dated April 5, 1995(1).

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(1)  Incorporated  by reference to the Issuer's  Registration  Statement on Form
     S-1 and amendments thereto (Registration No. 33-95926), which became effective on October 6, 1995.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


April 14, 1999                           /s/ In Keun, Chung
--------------                           ---------------------------------------
    Date                                                Signature

                                         In Keun, Chung, Chief Financial Officer
                                         ---------------------------------------
                                                        Name/Title

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)